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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

       Sterling Software, Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

       300 Crescent Court, Suite 1200
    ----------------------------------------------------------------------------
                                   (Street)

       Dallas                         TX                              75201
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               08/27/98
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol    Cayenne Software, Inc. (CAYN)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

     X   Form Filed by One Reporting Person
    ---
         Form filed by More than One Reporting Person
    ---
             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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
*If the form is filed by more than one reporting                         (Over)
person see Instruction 5(b)(v).                                 SEC 1473 (7/96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
           (Print or type response)

                               Page 1 of 2 pages

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
 1. TITLE OF DERIVATIVE        2. DATE EXER-    3. TITLE AND AMOUNT OF SECURITIES   4. CONVERSION   5. OWNERSHIP   6. NATURE OF IN-
    SECURITY (INSTR. 4)           CISABLE AND      UNDERLYING DERIVATIVE SECURITY      OR              FORM OF        DIRECT BENE-
                                  EXPIRATION       (INSTR. 4)                          EXERCISE        DERIVATIVE     FICIAL
                                  DATE                                                 PRICE           SECURITY:      OWNERSHIP
                                  (MONTH/DAY/                                          OF              DIRECT (D)     (INSTR. 5)
                                  YEAR)                                                DERIVATIVE      OR IN-
                              ----------------------------------------------------     SECURITY        DIRECT (I)
                               DATE      EXPIRA-                        AMOUNT OR                      (INSTR. 5)
                               EXER-     TION            TITLE          NUMBER OF
                               CISABLE   DATE                           SHARES
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
Stock Option (Right to Buy)      (1)       (1)        Common Stock         (1)            (1)              D             N/A
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Stock Option (Right to Buy)      (2)       (2)        Common Stock         (1)            (1)              D             N/A
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

EXPLANATION OF RESPONSES:

(1) Pursuant to a Stockholder Agreement, dated as of August 27, 1998 (the "Stockholder Agreement"), among the Reporting Person and the holders (the "Preferred Stockholders") of all of the outstanding shares of Series D Convertible Preferred Stock of the Issuer (the "Preferred Stock"), each of the Preferred Stockholders granted the Reporting Person an option to purchase all shares of capital stock of the Issuer owned by such Preferred Stockholder. As of the date of the Stockholder Agreement, such options, in the aggregate, entitled the Reporting Person to purchase (i) 446,664 shares of Common Stock of the Issuer ("Common Stock") at an exercise price of $0.375 per share (subject to reduction as set forth in the Stockholder Agreement) and (ii) 170,000 shares of Preferred Stock at an exercise price of $20.00 per share. At the date of the Stockholder Agreement, such shares of Preferred Stock were convertible into 8,399,700 shares of Common Stock. Such options will terminate upon the earlier of (i) the termination of the Merger Agreement, dated as of August 27, 1998 (the "Merger Agreement"), among the Reporting Person, a wholly owned subsidiary of the Reporting Person and the Issuer, and (ii) the effective time of the merger provided for therein. The foregoing summary is not a complete description of the terms of the Stockholder Agreement, a copy of which is attached at Exhibit
    10.3 to the Reporting Person's Schedule 13D, dated as of September 3, 1998 (the "Schedule 13D"), and incorporated herein by reference.

(2) Pursuant to a Stock Option Agreement, dated as of August 27, 1998 (the "Stock Option Agreement"), between the Reporting Person and the Issuer, the Issuer granted the Reporting Person an option to purchase up to 4,245,346 shares of Common Stock or such other number of shares of Common Stock as equals 19.9% of the issued and outstanding shares of Common Stock at the time of exercise of such option. Such option is exercisable only in the circumstances provided in the Stock Option Agreement (which correspond to circumstances in which a fee would be payable to the Reporting Person in connection with the termination of the Merger Agreement) and, except in such circumstances (in which case such option would expire one year after the termination of the Merger Agreement), such option will expire upon the earlier of (i) the termination of the Merger Agreement and (ii) the effective time of the merger provided for therein. The foregoing summary is not a complete description of the terms of the Stock Option Agreement, a copy of which is attached at Exhibit 10.2 to the Schedule 13D and incorporated herein by reference.


**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.


                              STERLING SOFTWARE, INC.

                              BY: /s/ R. LOGAN WRAY           SEPTEMBER 3, 1998
                                 ---------------------------  -----------------
                                 R. LOGAN WRAY                      DATE
                                 SENIOR VICE PRESIDENT AND
                                 CHIEF FINANCIAL OFFICER

                                 **SIGNATURE OF REPORTING PERSON


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